Deloitte.
勤業眾信

62-3296





SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
183
SECTION

China Steel Corporation

Financial Statements for the Six Months Ended
June 30, 2004 and 2003
Together with Independent Auditors' Report

Readers are advised that the original version of these financial statements is in Chinese. This English translation is solely for the readers' convenience and may present financial statements for periods not previously presented in a single document. Also, these financial statements do not include additional disclosures that are required for Chinese-language reports under the Guidelines for Securities Issuers' Financing Reporting promulgated by the Securities and Futures Commission of the Republic of China. If there is any conflict between these financial statements and the Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Deloitte.
勤業眾信

勤業眾信會計師事務所
105台北市民生東路三段156號12樓

Deloitte & Touche
12th Floor, Hung-Tai Plaza
156 Min Sheng East Road, Sec. 3
Taipei 105, Taiwan, ROC
Tel: +886 (2) 2545-9988
Fax: +886 (2) 2545-9966
www.deloitte.com.tw


MAY 1 6 2005
183
SECTION
WASH. D.C.

<u>English Translation of a Report Originally Issued in Chinese</u>

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
China Steel Corporation

We have audited the accompanying balance sheets of China Steel Corporation (the "Corporation") as of June 30, 2004 and 2003 and the related statements of income, changes in stockholders' equity and cash flows for the six months then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules for Audit of Financial Statements by Certified Public Accountants and generally accepted auditing standards in the Republic of China (ROC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Corporation as of June 30, 2004 and 2003 and the results of its operations and its cash flows for the six months then ended, in conformity with generally accepted accounting principles in ROC.

Deloitte + Touche

Deloitte & Touche
Kaohsiung, Taiwan
Republic of China

July 23, 2004

<u>Notice to Readers</u>

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

BALANCE SHEETS
(In Thousands of New Taiwan Dollars, Except Par Value)

	June 30			
	2004		2003	
ASSETS	Amount	%	Amount	%
CURRENT ASSETS				
Cash and cash equivalents (Notes 2 and 3)	$ 6,924,331	3	$ 1,207,467	1
Short-term investments (Notes 2 and 4)	42,960,200	18	30,585,976	15
Notes receivable	1,327,276	1	504,189	-
Accounts receivable – net of allowance for doubtful accounts of $134 and $1,260 thousand as of June 30, 2004 and 2003, respectively. (Note 19)	2,696,939	1	2,079,795	1
Other receivable	3,041,916	1	383,437	-
Inventories (Notes 2 and 5)	23,010,984	10	16,363,556	8
Deferred income tax assets (Note 16)	87,175	-	37,070	-
Pledged time deposits (Notes 9 and 20)	4,100,000	2	6,600,000	3
Other	340,392	-	383,136	-
Total current assets	84,489,213	36	58,144,626	28
LONG-TERM INVESTMENTS (Notes 2, 6 and 20)				
Long-term stock investments				
Equity method	35,801,279	16	33,818,478	16
Cost method	7,593,932	3	4,883,455	3
Total long-term stock investments	43,395,211	19	38,701,933	19
Other	185,411	-	120,831	-
Total long-term investments	43,580,622	19	38,822,764	19
PROPERTIES (Notes 2,7 and 20)				
Land	7,146,632	3	7,146,632	4
Land improvements	4,275,382	2	4,316,764	2
Buildings and improvements	36,487,450	16	36,112,632	18
Machinery and equipment	212,409,952	91	211,814,568	102
Transportation equipment	1,566,834	1	1,546,516	1
Miscellaneous equipment	3,055,325	1	2,909,732	1
Total cost	264,941,575	114	263,846,844	128
Appreciation	17,899,629	8	18,319,960	9
Total cost and appreciation	282,841,204	122	282,166,804	137
Less: Accumulated depreciation	187,399,759	81	181,567,628	88
	95,441,445	41	100,599,176	49
Constructions in progress	4,692,284	2	4,300,772	2
Net properties	100,133,729	43	104,899,948	51
OTHER ASSETS				
Rental assets (Notes 2 and 8)	3,109,022	2	3,824,816	2
Refundable deposits	70,620	-	68,832	-
Restricted assets – pledged time deposits (Note 20)	31,694	-	331,694	-
Unamortized repair costs and others (Note 2)	354,534	-	688,582	-
Total other assets	3,565,870	2	4,913,924	2
TOTAL ASSETS	$ 231,769,434	100	$ 206,781,262	100

	June 30			
	2004		2003	
LIABILITIES AND STOCKHOLDERS' EQUITY	Amount	%	Amount	%
CURRENT LIABILITIES				
Short-term bank loans and overdraft (Notes 9 and 20)	$ 2,662,696	1	$ 213,181	-
Commercial paper payable (Note10)	1,899,318	1	999,813	1
Notes and accounts payable (Note 19)	2,276,540	1	1,430,016	1
Income tax payable (Note 16)	6,076,886	3	4,217,704	2
Accrued expenses	5,604,012	2	4,932,795	2
Dividends payable (Note 15)	28,656,319	12	13,198,458	6
Bonds payable—current portion (Note 11)	2,250,000	1	10,250,000	5
Long-term bank loans—current portion (Notes 12 and 20)	-	-	801,660	-
Other	2,382,462	1	3,439,843	2
Total current liabilities	51,808,233	22	39,483,470	19
LONG-TERM LIABILITIES—NET OF CURRENT PORTION				
Bonds (Note 11)	15,000,000	6	17,250,000	8
Bank loans (Notes 12 and 20)	2,175,600	1	-	-
Total long-term liabilities	17,175,600	7	17,250,000	8
RESERVE FOR LAND VALUE INCREMENT TAX (Note 7)	3,370,813	2	3,370,813	2
OTHER LIABILITIES				
Deferred income tax liability (Note 16)	3,042,731	1	3,464,573	1
Deferred credits—gain on intercompany transactions (Note 14)	1,408,966	1	1,405,040	1
Total other liabilities	4,451,697	2	4,869,613	2
Total liabilities	76,806,343	33	64,973,896	31
STOCKHOLDERS' EQUITY (Note 15)				
Capital stock—authorized 10,600,000 thousand shares at NT$10 par value				
Common—issued 9,452,324 and 9,267,999 thousand shares as of June 30, 2004 and 2003, respectively	94,523,237	41	92,679,989	45
Preferred—issued 47,762 thousand shares	477,620	-	477,620	-
Total capital stock	95,000,857	41	93,157,609	45
Capital surplus	707,995	-	413,939	-
Retained earnings	60,934,860	26	50,003,304	24
Other equity items				
Unrealized loss on investees' long-term investments	(484,390)	-	(604,686)	-
Cumulative translation adjustments	2,123	-	185,865	-
Investees' unrecognized net loss on pension cost	(21,651)	-	(15,687)	-
Total other equity items	(503,918)	-	(434,508)	-
Treasury stock—86,273 and 96,300 thousand shares as of June 30, 2004 and 2003, respectively	(1,176,703)	-	(1,332,978)	-
Total stockholders' equity	154,963,091	67	141,807,366	69
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 231,769,434	100	$ 206,781,262	100

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

STATEMENTS OF INCOME
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	Six Months Ended June 30			
	2004		2003	
	Amount	%	Amount	%
REVENUES (Notes 2 and 19)	$ 76,144,352	100	$ 62,541,406	100
COST OF REVENUES (Notes 17 and 19)	48,146,676	63	40,311,366	64
GROSS PROFIT	27,997,676	37	22,230,040	36
UNREALIZED GAIN ON INTERCOMPANY TRANSACTION	1,100	-	-	-
REALIZED GROSS PROFIT	27,996,576	37	22,230,040	36
OPERATING EXPENSES (Notes 17 and 19)				
Selling	1,058,279	1	1,003,006	1
General and administrative	1,125,828	2	1,131,313	2
Research and development	476,349	1	457,876	1
Total operating expenses	2,660,456	4	2,592,195	4
OPERATING INCOME	25,336,120	33	19,637,845	32
NONOPERATING INCOME				
Interest	72,305	-	62,606	-
Investment income under the equity method (Note 6)	3,486,381	5	3,160,160	5
Other investment income (Note 6)	397,807	-	142,479	-
Other	478,537	1	292,638	1
Total nonoperating income	4,435,030	6	3,657,883	6
NONOPERATING EXPENSES AND LOSSES				
Interest (Notes 7 and 19)	584,402	1	733,287	1
Impairment loss on rental assets (Note 8)	594,000	1	-	-
Other	297,496	-	289,718	1
Total nonoperating expenses and losses	1,475,898	2	1,023,005	2
INCOME BEFORE INCOME TAX	28,295,252	37	22,272,723	36
INCOME TAX (Notes 2 and 16)	5,696,417	7	4,061,871	7
NET INCOME	$ 22,598,835	30	$ 18,210,852	29

(Continued)

	Six Months Ended June 30			
	2004		2003	
	Before Tax	After Tax	Before Tax	After Tax
EARNINGS PER SHARE (Note 18)				
Basic	$ 3.02	$ 2.41	$ 2.38	$ 1.94
Diluted	$ 3.01	$ 2.40	$ 2.37	$ 1.94

PRO FORMA INFORMATION – if the Corporation's shares held by subsidiaries had been accounted for as investments rather than treasury stock

Net Income		$22,598,835		$18,216,780
Basic earnings per share based on weighted-average number of outstanding common shares amounting to 9,452,288 thousand and 9,446,039 thousand as of June 30, 2004 and 2003, respectively	$ 2.99	$ 2.39	$ 2.35	$ 1.92
Diluted earnings per share based on weighted-average number of outstanding common stock shares amounting to 9,500,050 thousand and 9,493,801 thousand as of June 30, 2004 and 2003, respectively	$ 2.98	$ 2.38	$ 2.35	$ 1.92

The accompanying notes are an integral part of the financial statements.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(In Thousands of New Taiwan Dollars)

	Capital Stock		Capital Surplus	Retained Earnings				Unrealized Loss on Investees' Long-term Investments	Cumulative Translation Adjustments	Investees' Unrecognized Net Loss on Pension Cost	Treasury Stock	Total Stockholders' Equity
	Common stock	Preferred stock	(Notes 7 and 15)	Legal reserve	Special reserve	Unappro-priated	Total	(Note 2)	(Note 2)		(Note 15)	
BALANCES, JANUARY 1, 2004	$94,523,237	$477,620	$693,047	$21,767,286	$ 8,002,165	$37,165,249	$66,934,700	($485,104)	$ 91,700	($ 21,711)	($ 1,176,705)	$ 161,036,784
Appropriation of 2003 earnings (Note 15)												
Legal reserve	-	-	-	3,685,308	-	(3,685,308)	-	-	-	-	-	-
Special reserve	-	-	-	-	28,651	(28,651)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(98,526)	(98,526)	-	-	-	-	(98,526)
Cash dividends to preferred stockholders—30%	-	-	-	-	-	(143,286)	(143,286)	-	-	-	-	(143,286)
Cash dividends to common stockholders—30%	-	-	-	-	-	(28,356,863)	(28,356,863)	-	-	-	-	(28,356,863)
Net income for the six months ended June 30, 2004	-	-	-	-	-	22,598,835	22,598,835	-	-	-	-	22,598,835
Reversal of unrealized loss on investees' long-term investments	-	-		-	-	-	-	714	-	-	-	714
Adjustment of equity in investees due to change in percentage of ownership	-	-	14,948	-	-	-	-	-	-	-	2	14,950
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(89,577)	-	-	(89,577)
Reversal of investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	60	-	60
BALANCES, JUNE 30, 2004	$94,523,237	$477,620	$707,995	$25,452,594	$ 8,030,816	$27,451,450	$60,934,860	($484,390)	$ 2,123	($ 21,651)	($ 1,176,703)	$ 154,963,091
BALANCE, JANUARY 1, 2003	$92,679,939	$477,670	$481,597	$20,083,378	$ 8,002,165	$16,874,520	$44,960,063	($555,491)	$222,391	($ 15,696)	($ 3,245,077)	$ 135,005,396
Conversion of preferred stock to common stock	50	(50)	-	-	-	-	-	-	-	-	-	-
Appropriation of 2002 earnings (Note 15)												
Legal reserve	-	-	-	1,683,908	-	(1,683,908)	-	-	-	-	-	-
Compensation to directors and supervisors	-	-	-	-	-	(44,589)	(44,589)	-	-	-	-	(44,589)
Cash dividends to preferred stockholders—14%	-	-	-	-	-	(66,867)	(66,867)	-	-	-	-	(66,867)
Cash dividends to common stockholders—14%	-	-	-	-	-	(12,975,148)	(12,975,148)	-	-	-	-	(12,975,148)
Net income for the six months ended June 30, 2003	-	-	-	-	-	18,210,852	18,210,852	-	-	-	-	18,210,852
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	(49,195)	-	-	-	(49,195)
Cumulative translation adjustments	-	-	-	-	-	-	-	-	(36,526)	-	-	(36,526)
Reversal of investees' unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	9	-	9
Transfer of treasury stock to employees	-	-	(82,614)	-	-	(14,863)	(14,863)	-	-	-	1,904,543	1,807,066
Disposal of the Corporation's shares held by subsidiaries	-	-	4,653	-	-	-	-	-	-	-	7,603	12,256
Adjustment of equity in investees due to change in percentage of ownership	-	-	10,303	-	-	(66,144)	(66,144)	-	-	-	(47)	(55,888)
BALANCE, JUNE 30, 2003	$92,679,989	$477,620	$413,939	$21,767,286	$ 8,002,165	$20,233,853	$50,003,304	($604,686)	$185,865	($ 15,687)	($ 1,332,978)	$ 141,807,366

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

STATEMENTS OF CASH FLOWS
(In Thousands of New Taiwan Dollars)

	Six Months Ended June 30	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$22,598,835	$ 18,210,852
Depreciation	5,076,253	5,689,976
Amortization	165,665	168,582
Deferred income tax	(238,868)	(86,919)
Impairment loss on rental assets	594,000	-
Reversal of provision for loss on inventories	(5,000)	-
Gain on disposal of short-term investments	(36,505)	(138,559)
Gain on disposal of long-term investments	(211,698)	(3,920)
Investment income under the equity method	(3,486,381)	(3,160,160)
Loss on disposal of properties	32,753	12,665
Cash dividends from long-term investments under the equity method	518,960	1,638,771
Construction dividends from long-term investments under the cost method	15,616	-
Unrealized gain on intercompany transactions	1,100	-
Effect of exchange rate changes on foreign-currency long-term debts	(49,700)	-
Changes in operating assets and liabilities		
Notes receivable	(839,350)	(125,747)
Accounts receivable	(1,646,197)	(437,718)
Other receivable	(55,738)	(269,129)
Inventories	(3,773,222)	(895,080)
Other current assets	101,893	(195,702)
Notes and accounts payable	(15,894)	(103,931)
Income tax payable	(462,847)	487,182
Accrued expense	(285,812)	137,609
Other current liabilities	44,440	(175,695)
Net cash provided by operating activities	18,042,303	20,753,077
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in short-term investments	(4,094,603)	(10,696,081)
Acquisition of properties	(3,335,795)	(2,307,476)
Increase in long-term investments	(172,100)	(1,904,154)
Proceeds from disposal of long-term investments	1,403,797	9,641
Decrease in pledged time deposits	800,000	-
Decrease (increase) in other assets	(27,194)	11,395
Net cash used in investing activities	(5,425,895)	(14,886,675)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in short-term bank loans and overdraft	(1,946,774)	(596,507)
Repayment of bonds payable	(7,750,000)	(6,700,000)
Repayment of long-term bank loans	(50,000)	(2,233,385)
Increase in commercial paper payable	200,104	1,466
Transfer of treasury stock to employees	-	1,807,066

(Continued)

	Six Months Ended June 30	
	2004	2003
Others	($ 8,127)	($ 6,541)
Net cash used in financing activities	(9,554,797)	(7,727,901)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,061,611	(1,861,499)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,862,720	3,068,966
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 6,924,331	$ 1,207,467
SUPPLEMENTAL INFORMATION		
Interest paid	$ 686,475	$ 1,063,725
Interest expense capitalized	(-)	(103,438)
Interest paid	$ 686,475	$ 960,287
Income tax paid	$ 6,396,744	$ 3,661,608
Purchase of properties		
Purchase of properties	$ 3,133,862	$ 3,067,848
Decrease (increase) in payable on properties purchased	201,933	(760,372)
	$ 3,335,795	$ 2,307,476
Noncash financing activities		
Current portion of long-term liabilities	$ -	$ 7,800,000
Cash dividends payable	$28,500,149	$13,042,015
Compensation to directors and supervisors payable	$ 98,526	$ 44,589

The accompanying notes are an integral part of the financial statements.

CHINA STEEL CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003
(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share and As Otherwise Stated)

1. ORGANIZATION AND OPERATIONS

China Steel Corporation (the "Corporation") was incorporated in December 1971. It manufactures and sells steel products and has engineering and construction business on machinery and communications.

The Corporation's stock is listed on the Taiwan Stock Exchange. As of June 30, 2004, the Ministry of Economic Affairs, Republic of China (MOEA-ROC) owned 23.64% of the Corporation's outstanding common stock.

As of June 30, 2004 and 2003, the Corporation had employees of about 8,600.

2. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's significant accounting policies, which conform to generally accepted accounting principles in ROC, are summarized below.

Use of Estimates

Accounting standards require management to make estimates of and judgements on recorded assets, liabilities, revenues and expense. The Corporation bases its estimates on historical experience and assumptions, as appropriate under the circumstance. The Corporation continually evaluates these estimates, including those related to doubtful accounts, inventory loss, useful lives of properties, impairment loss on assets, actuarial assumptions for pension and loss on lawsuits. Actual results may differ from these estimates because circumstances under which the estimates are made are subject to change.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents and other assets that are reasonably expected to be realized in cash or consumed within one year from the balance sheet date. Liabilities to be settled within one year are classified as current. All other assets and liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents represent commercial paper matured within three-month.

Short-term Investments

Short-term investments consist of bond funds, commercial paper with over three-month maturities and stocks listed on the Taiwan Stock Exchange, which are not intended for long-term holding, and are stated at the lower of total cost or market value. If market value falls below carrying value, the decline is charged to loss, and an allowance for investment loss is provided. If market price recovers, the allowance will be reversed to the extent of the recovery up to cost. Cost is determined by first-in first-out method for bond funds, weighted-average method for listed stocks and specific identification method for commercial paper. Market value is the net asset value of bond funds on the balance sheet date and the average closing price of listed stocks in the last month of the reporting period.

Stock dividends received from investees are not recorded as investment income but as an increase in shares. The carrying value per share is recalculated on the basis of totally owned shares after the stock dividends are received. Cash dividends in the year of investment acquisition are accounted for as a reduction of the carrying value of the investment but subsequently accounted for as dividend income.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is provided on the basis of aging accounts and the evaluation of the collectibles of individual receivables.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. Inventories, except for construction in progress, are stated at the lower of total moving-average cost or market value. Market value is the net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel. Construction projects exceeding one year are valued under the percentage-of-completion method, and construction in progress is stated at the costs incurred plus (less) the estimated gain (loss). Construction in progress in excess of advance collections is included in current assets, while advance collections in excess of construction in progress are included in current liabilities.

Long-term Investments

Long-term stock investments in which the Corporation owns 20% or more of the outstanding voting shares or where the Corporation has significant influence on the investees are accounted for by the equity method. When the equity method is first applied or when a stock is acquired, the difference between the carrying value of an investment and the proportionate equity in the investee is amortized over five years. The Corporation recognizes investment income or losses using the investees' financial statements for the same accounting period. If the financial statements of investees cannot be obtained on time, the Corporation recognizes investment income or losses in the semiannual financial statements, using the investees' financial statements of preceding year. If an investee issues additional shares and the Corporation acquires shares at a percentage different from its current equity in the investee, capital surplus is adjusted for the difference between the carrying values of the investments and the Corporation's equity in the investees' net assets. If the carrying value is less than equity in net assets, the difference is credited to capital surplus. If the carrying value is more than equity in net assets, the difference is debited to capital surplus, or to unappropriated earnings if capital surplus is not enough for debiting purposes. If the market prices of investees significantly decline below carrying value and the decline is permanent, the investment loss should be recognized as realized loss in the same year of the decline. This investment will be revaluated if an investee's market value becomes higher than book value per share. The difference between the new cost of the investment and the proportionate equity in the investee is amortized over five years.

Other investments are accounted for by the cost method. If evidence indicates that the market value of investments has significantly declined permanently below carrying value, the decline should be recognized as a realized investment loss. The previous carrying value less the amount of write-down becomes the new cost basis for such investments. Cash dividends received from an investee within a year of the investment acquisition date and an accumulation of cash dividends exceed the previous year-end retained earnings after the year of investment acquisition are recorded as a reduction of investment cost and are recorded in subsequent years as investment income.

For both equity-method and cost-method investments, the cost of investment sold is calculated using the weighted-average method.

Properties

Properties are stated at cost or at cost plus appreciation, less accumulated depreciation. Interest expense for the purchase or construction of properties is capitalized as cost. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

Depreciation is calculated by the straight-line method over service lives estimated as follows: land improvements, 10 to 40 years; buildings and improvements, 5 to 60 years; machinery and equipment, 4 to 25 years; transportation equipment, 3 to 25 years; and miscellaneous equipment, 3 to 10 years. Depreciation on appreciation is calculated by the straight-line method over the remaining service lives of the revaluated assets. When a property reaches its residual value but is still in use, its residual value is depreciated over its reestimated service life.

Upon sale or other disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses are credited or charged to current income.

Rental Assets

Rental assets (included in other assets) are stated at the lower of carrying value or recoverable value. If recoverable value falls below carrying value, the decline is charged to impairment loss (Note 8), and an allowance for accumulated impairment loss is provided.

Depreciation of machinery and equipment leased to the Corporation's investee is calculated by the working hour method on the basis of book value less impairment loss and residual value.

Unamortized Repair Costs

Unamortized repair costs refers to the major repairs of blast furnaces and is amortized over five years.

Treasury Stock

The Corporation reacquired its issued shares in accordance with government regulation and treated this reacquisition as treasury stock at cost, which is presented as a deduction to arrive at stockholders' equity.

Effective 2002, the Corporation's shares acquired and held by subsidiaries are reclassified to treasury stock from long-term investments and accounted for at the carrying value recorded by subsidiaries for short-term or long-term investments as of January 1, 2002.

Revenue Recognition

Revenues are recognized when titles to products and risks of ownership are transferred to customers as follows: domestic sales—when products are delivered out of the Corporation's premises to customers; exports—when products are loaded onto vessels.

Sales are measured at fair value, which is a price (net of trade discounts and sales discounts) agreed to by the Corporation and its customers. But if the related receivable is due within one year, the difference between its present value and receivable amount is immaterial and sales transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash received.

Pension

Pension costs are recognized on the basis of actuarial calculations. The difference between the actuarial pension cost and the amount appropriated to a special fund (Note 13) is recognized as accrued pension liability (included in other current liabilities). Unamortized net transition assets and actuarial gains or loss are amortized over 11 years and the average remaining service years of employees, respectively.

Income Tax

The Corporation uses inter-period allocation in accounting for income tax. Tax effects of deductible temporary differences are recognized as deferred income tax assets. Valuation allowance is provided for deferred tax assets with uncertain realizability. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. A deferred tax asset or liability is classified as current or noncurrent depending on the classification of the related asset or liability for financial reporting. But if the deferred income tax asset or liability cannot be related to an asset or liability for financial reporting, the classification is based on the expected reversal or realization date of the temporary difference.

Tax credits for certain purchases of equipment, research and development, employees' training costs, and investment in the newly emerging, important and strategic industries are recognized when those credits are granted.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax expense.

Annual earnings are appropriated under a resolution adopted in the stockholders' meeting in the next year. Under tax regulations, unappropriated earnings are subject to 10% income taxes. These taxes are recorded as expenses when the stockholders resolve to retain the earnings.

Foreign-currency Transactions

Foreign-currency transactions, except derivative transactions, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of prevailing exchange rate when foreign-currency assets and liabilities are settled, are credited or charged to income in the year of settlement. On the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates, and resulting differences are accounted for as follows:

(a) Equity-method stock investments — as cumulative translation adjustments under stockholders' equity;

(b) Cost-method stock investments—same as (a) above if restated balances are lower than their costs; otherwise, no adjustment is made;

(c) Other assets and liabilities-as credits or charges to current income.

Derivative Financial Instruments Transactions

Forward exchange contracts (the "contracts"), which the company uses to hedge existing assets or liabilities, are recorded in New Taiwan dollars as receivables or payables at the spot rates on the starting dates of the contracts. The premium or discount, computed using the contract amount multiplied by the difference between the contract forward rate and the spot rate on the contract starting date, is also recognized. The premiums or discounts are amortized over the terms of the forward contracts using the straight-line method, with the amortizations credited or charged to current income.

On balance sheet dates, the gains or losses on the contracts, computed by multiplying the contract amounts by the difference between the rates on the contract starting dates and spot rates on the balance sheet dates (or the spot rate last used to measure a gain or loss on that contract for an earlier period), are recognized in income. Also, the receivables and payables open, forward contracts are netted out, and the resulting amount is presented as an asset or liability. ,

3. CASH AND CASH EQUIVALENTS

	June 30	
	2004	2003
Cash on hand	$ 18,465	$ 18,459
Checking accounts and demand deposits	935,350	673,774
Time deposits	450,000	200,000
Cash equivalents—commercial paper	5,520,516	315,234
	$ 6,924,331	$ 1,207,467

4. SHORT-TERM INVESTMENTS

	June 30	
	2004	2003
Bond funds	$41,792,723	$29,618,520
Stocks listed on the Taiwan Stock Exchange	967,456	967,456
Commerical paper with over three-month maturities	200,021	-
	$42,960,200	$30,585,976

5. INVENTORIES

	June 30	
	2004	2003
Finished products	$ 4,627,964	$ 3,911,104
Work in process	6,718,257	4,247,398
Raw materials	4,482,478	3,078,522
Supplies	4,302,030	3,498,061
Fuel	91,880	75,205
Materials in transit and others	2,902,057	1,687,849
Others	51,007	35,106
	23,175,673	16,533,245
Allowance for losses	164,689	169,689
	$23,010,984	$16,363,556

6. LONG-TERM INVESTMENTS

	June 30			
	2004		2003	
	Amount	% of Ownership	Amount	% of Ownership
Stocks—under equity method				
Stocks listed on the Taiwan Stock Exchange				
Chung Hung Steel Corporation (CHSC, formerly Yieh Loong Enterprises)	$ 1,618,933	24	886,014	24
China Steel Chemical Corporation (CSCC)	878,135	30	812,497	31
China Hi-ment Corporation (CHC)	503,175	20	472,971	20
China Steel Structure Corporation (CSSC)	454,264	18	464,006	18
China Ecotek Corporation (CEC)	371,197	36	360,302	36
Stocks with no quoted market prices				
C. S. Aluminum Corporation (CAC)	6,535,043	98	6,219,547	98
China Steel Express Corporation (CSE)	6,268,624	100	5,641,974	100
Gains Investment Corporation (GIC)	4,982,121	100	4,772,830	100

(Continued)

	June 30			
	2004		2003	
	Amount	% of Owner-ship	Amount	% of Owner-ship
China Prosperity Development Corporation (CPDC)	$ 4,770,853	100	$ 4,823,566	100
Kaohsiung Rapid Transit Corporation (KRTC)	3,093,470	31	3,127,805	31
China Steel Asia Pacific Holdings Pte. Ltd. (CSAPH)	2,756,418	100	2,347,760	100
Goang Yaw Investment Corporation and other two companies	1,147,906	99	612,602	99
Dragon Steel Corporation (DSC, formerly Kuei Yi Industrial)	1,073,414	35	919,499	35
China Steel Global Trading Corporation (CSGT)	965,878	100	875,221	100
China Steel Machinery Corporation (CSMC)	686,050	100	733,556	100
Info-Champ Systems Corporation (ICSC)	483,595	99	482,380	99
China Steel Security Corporation (CSS)	216,952	100	214,940	100
Taiwan Rolling Stock Co., Ltd. (TRSC)	158,864	27	162,988	27
TaiAn Technologies Corporation (TTC)	6,344	17	-	-
China Steel Management Consulting Corporation (CSMCC)	6,230	38	3,101	38
Phalanx Biotech Group corporation (PBG)	-	-	98,664	21
Taisil Electronic Materials Corporation (TEM)	-	-	1,118,717	35
Hi-mag Magnetic Corporation (HMC)	-	50	-	50
	36,977,466		35,150,940	
Less: Shares held by subsidiaries accounted for as treasury stock	1,176,187		1,332,462	
	35,801,279		33,818,478	
Stocks— under cost method				
Listed stocks				
Maruichi Steel Tube Ltd.	757,919	2	708,960	2
Advanced Material Technology Corporation (AMTC)	243,290	2	249,349	3
Common stocks with no quoted market prices				
Asia Pacific Broadband Telecom Co., Ltd. (APBT, formerly Eastern Broadband Telecommunications)	1,200,000	2	1,200,000	2
Industrial Bank of Taiwan	1,000,000	4	1,000,000	4
CDIB & Partners Investment Holding Corporation	500,000	5	500,000	5
CDIB BioScience Ventures I, Inc.	120,000	5	120,000	5
Phalany Biotech Group Corporation (PBG)	105,370	15	-	-
GenMont Biotech Inc. (GMB)	55,269	15	55,269	15
Overseas Investment & Development Corporation	50,000	6	50,000	6
CTB I Venture capital Co., Ltd.	50,000	5	-	-
Tang Eng Iron Works Corporation (TEIWC)	-	9	-	9

(Continued)

	June 30			
	2004		2003	
	Amount	% of Ownership	Amount	% of Ownership
Preferred stocks with no quoted market prices				
East Asia United Steel Corporation (EAUS)	$ 1,377,823	33	$ -	-
Dragon Steel Corporation	999,877	100	999,877	100
Taiwan High Speed Rail Corporation (THSRC)	984,384	4	-	-
TaiGen Biotechnology Company Ltd (TBC)	150,000	24	-	-
	7,593,932		4,883,455	
Fund—Sino-Canada Biotechnology Development Fund, LP (SCBDF)	185,411		120,831	
	$43,580,622		$38,822,764	

The market value of listed stocks based on the average closing prices in June are summarized as follows:

	June 30	
	2004	2003
Listed stocks under the equity method		
CHSC	$ 3,697,658	$ 3,559,199
CSCC	2,645,692	2,221,020
CHC	638,358	510,608
CSSC	412,268	387,985
CEC	288,297	283,519
	$ 7,682,273	$ 6,962,331
Listed stocks under the cost method		
Maruichi Steel Tube Ltd.	$ 1,061,640	$ 708,960
AMTC	381,988	-
	$ 1,443,628	$ 708,960

As of June 30, 2004 and 2003, the Corporation's total equity in CHSC was 39.3%, consisting of directly owned—23.7% and indirectly owned—15.6%.

In January 2003, the Corporation increased its investment in DSC by $91,971 by acquiring DSC's 45,000 thousand shares from GIC, raising the Corporation's holdings to 35% as of June 30, 2003. Later, DSC effected a capital decrease, reducing the Corporation's holdings from 315,000 thousand shares to 63,945 thousand shares as of January 20, 2003. In January 2003, the Corporation acquired DSC's 99,988 thousand preferred shares for $999,877. Preferred shareholders are entitled to 6% participating and cumulative dividends as well as voting and election rights.

In February 2003, the Corporation increased its investment in CPDC by $749,998, with its equity unchanged.

In March 2003, the Corporation subscribed for 300 thousand shares of CSMCC for $3,000, representing 38% equity. CSMCC mainly renders management consulting services.

In March 2003, the Corporation obtained approval from the government to acquire 10% equity in Wuxi Teco Electric &Machinery Co., Ltd. for $59,308 (US$1,714,000) through China Steel Asia Pacific Holdings Pte Ltd. The investee mainly manufactures and sells electric machinery, inverters and AC/DC control systems.

In May 2003, the Corporation signed a slab production join-venture contract with Sumitomo Metal Industries, Ltd. and Sumitomo Corporation. In July 2003, the joint venture company of East Asia United Steel Corporation (EAUS) was established, with a capital of ￥30.3 billion, which is expected to be fully contributed in four installments by May 2007. The Corporation will invest in EAUS a total of ￥10 billion, or 33% of capital, of which $1,377,823 (￥4,444,000 thousand) was paid in 2003. The Corporation will have a stable supply of good quality slab from this joint venture. The Corporation also signed a contract with CHSC, transferring to CHSC the right to buy slabs from EAUS. The Corporation will receive premiums based on the volume purchased.

In 2003, the Corporation sold its holdings of 469,000 shares of GMB, resulting in a gain of $3,920, to follow GMB's dispersion-of-shareholding procedure before being traded over the counter on the GreTai Securities Market. Thus, the Corporation's equity in GMB decreased from 17% to 15%.

In September 2003, the Corporation acquired 100,000 thousand preferred shares of THSRC for $1,000,000. Dividends on these shares are at 5%, payable on a nonparticipating and cumulative basis. THSRC builds and operates public transportation systems.

In October 2003, the Corporation acquired 5% equity in CTB I Venture Capital Co., Ltd. for $50,000. CTBI I Venture Capital Co., Ltd. mainly focuses on investments in high-technology industries.

The Corporation cumulatively acquired 84.35 units in SCBDF for $193,040 (CAD 8,435 thousand). In December 2003, SCBDF resolved to distribute shares of TaiAn Tecnologies Corporation, one of its investees, to its investors. The Corporation decreased its investment in SCBDF by 3.33 units for $7,629(CAD 333 thousand) and received 741 thousand shares of TTC proportionately, representing 17% holdings amounting to $7,629. As of June 30, 2004, the Corporation owned 81.02 units, with a carrying value of $185,411, of SCBDF.

In January 2004, the Corporation sold TEM's shares for $1,399,985 resulting in a gain of $209,745.

In March 2004, the Corporation sold 543 thousand shares of AMTC, for a gain of $1,953, to follow AMTC's dispersion-of-stockholding procedure before being traded over the counter on the GreTai Securities Market. Thus, the Corporation's equity in AMTC decreased from 3% to 2%.

In March 2004, the Corporation acquired 10,000 thousand preferred shares of TBC for $150,000. Preferred shareholders are entitled to 8% participating and noncumulative dividends, as well as voting and election rights. TBC mainly focuses on drug discovery and development.

In April 2004, the Corporation's accounting for its investment in PBG was changed to the cost method from the equity method because PBG issued additional shares but the Corporation did not acquire shares at a percentage equal to the latest equity in the investee. As a result, the Corporation's equity in PBG decreased from 21% to 15% and elimination of significant influence on the investee.

The Corporation's Board of Directors approved plans for additional investments of up to $5,783,491 in EAUS, THSRC, TRSC and CPDC, etc. The related implementation schedule depends on the investees' capital increase requirement. As of June 30, 2004, the Corporation had infused capital of $3,830,729 to these investees.

Investment income (loss) under the equity method was as follows:

	Six Months Ended June 30	
	2004	2003
CSE	$ 1,425,485	$ 976,664
CHSC	421,625	515,843
Goang Yaw Investment Corporation and two other subsidiaries	330,641	333,308
CSAPH	314,433	198,702
CSGT	248,897	173,765
CAC	238,240	364,119
GIC	160,428	50,257
CSCC	153,887	135,117
DSC	124,049	270,371
CHC	46,711	22,633
ICSC	37,771	43,989
CSS	10,616	9,107
CEC	9,402	5,898
CSSC	6,119	5,511
CSMCC	2,321	101
CPDC	963	(497)
CSMC	274	(21,549)
KRTC	(24,697)	(11,212)
PBG	(15,393)	(1,335)
TRSC	(4,107)	2,342
TTC	(1,284)	-
TEM	-	87,026
	$ 3,486,381	$ 3,160,160

Investment income (loss) under the equity method is based on the investee's audited financial statements for the same reporting periods at those of the Corporation.

Investment income as presented in the statements of income was as follows:

	Six Months Ended June 30	
	2004	2003
Cash dividends	$ 149,604	$ -
Gain from sales of long-term investments	211,698	3,920
Gain from sales of short-term investments	36,505	138,559
	$ 397,807	$ 142,479

7. PROPERTIES

	Cost	Appreciation	Total
June 30, 2004			
Cost and appreciation			
Land	$ 7,146,632	$ 5,850,597	$ 12,997,229
Land improvements	4,275,382	492,990	4,768,372
Buildings and improvements	36,487,450	2,445,500	38,932,950
Machinery and equipment	212,409,952	9,042,532	221,452,484

(Continued)

	Cost	Appreciation	Total
Transportation equipment	$ 1,566,834	$ 33,797	$ 1,600,631
Miscellaneous equipment	3,055,325	34,213	3,089,538
	264,941,575	17,899,629	282,841,204
Accumulated depreciation			
Land improvements	2,954,708	404,101	3,358,809
Buildings and improvements	14,208,621	1,548,326	15,756,947
Machinery and equipment	155,584,498	9,033,452	164,617,950
Transportation equipment	1,208,864	33,750	1,242,614
Miscellaneous equipment	2,389,244	34,195	2,423,439
	176,345,935	11,053,824	187,399,759
Constructions in progress	4,692,284	-	4,692,284
	$ 93,287,924	$ 6,845,805	$ 100,133,729
June 30, 2003			
Cost and appreciation			
Land	$ 7,146,632	$ 5,850,597	$ 12,997,229
Land improvements	4,316,764	492,990	4,809,754
Buildings and improvements	36,112,632	2,445,500	38,558,132
Machinery and equipment	211,814,568	9,461,855	221,276,423
Transportation equipment	1,546,516	33,918	1,580,434
Miscellaneous equipment	2,909,732	35,100	2,944,832
	263,846,844	18,319,960	282,166,804
Accumulated depreciation			
Land improvements			
Buildings and improvements	2,814,845	390,238	3,205,083
Machinery and equipment	13,334,713	1,490,742	14,825,455
Transportation equipment	150,551,144	9,450,616	160,001,760
Miscellaneous equipment	1,239,318	33,828	1,273,146
	2,227,107	35,077	2,262,184
Constructions in progress	170,167,127	11,400,501	181,567,628
	4,300,772	-	4,300,772
	$ 97,980,489	$ 6,919,459	$ 104,899,948

The Corporation constructed and acquired certain properties (e.g., factories or equipment) through bank loans. Information on interest capitalization is as follows:

	Six Months Ended June 30	
	2004	2003
Total interest expense	$ 584,402	$ 836,725
Interest expense capitalized (included in constructions in progress)	-	103,438
Interest rate for capitalization	-	4.15%

The interest rate for capitalization is determined on the basis of weighted-average interest rate for loans for the six months ended June 30, 2003.

In 1981 and 1994, the Corporation revaluated its properties and patents in accordance with government regulations, resulting in an increment of $17,662,343. After the deduction of the reserve for land value increment tax of $3,370,813, an increment of $14,291,530 was credited to capital surplus. As of June 30, 2004, a capital surplus of $13,952,356 had been transferred to a capital account, reducing the balance of

capital surplus to $339,174.

8. RENTAL ASSETS

	June 30	
	2004	2003
Land—at cost	$2,966,398	$2,966,398
Machinery and equipment—at cost	2,000,000	2,000,000
Less: Accumulated depreciation	1,263,376	1,141,582
Accumulated impairment loss	594,000	-
	142,624	858,418
	$3,109,022	$3,824,816

The Corporation has leased to its subsidiaries some of its plant property and machinery acquired through a loan from the National Defense Industrial Development Fund (Note 19).

The Corporation recognized an impairment loss of $594,000 on the rental machinery and equipment, based on future rental income. Such loss was included in nonoperating losses for the six months ended June 30, 2004.

9. SHORT-TERM BANK LOANS AND OVERDRAFT

	June 30	
	2004	2003
Letters of credit—due within 180 days; interest at 0.23%-5.42% p.a. and 0.25%-3.976% p.a. as of June 30, 2004 and 2003, respectively	$ 266,760	$ 205,530
Overdraft—interest at 0.8%-2.3% p.a. and 1.345%-4.43% p.a. as of June 30, 2004 and 2003, respectively	1,365,936	7,651
Credit loans—interest as 0.973%-1.05% p.a. as of June 30, 2004	1,030,000	-
	$ 2,662,696	$ 213,181

The unused credit lines for short-term borrowings aggregated about $30,559,896 as of June 30, 2004.

10. COMMERCIAL PAPER PAYABLE

	June 30	
	2004	2003
Commercial paper—interest rates at 0.75%-0.79% p.a. and 1.05% p.a. as of June 30, 2004 and 2003, respectively	$ 1,900,000	$ 1,000,000
Unamortized discounts	(682)	(187)
	$ 1,899,318	$ 999,813

The unused credit lines for commercial paper aggregated about $500,000 as of June 30, 2004.

11. LONG-TERM BONDS PAYABLE

	June 30	
	2004	2003
5-year unsecured bonds—issued at par in:		
November 2001; repayable in November 2006; interest at 3.1% p.a., payable annually	$ 3,500,000	$ 3,500,000
November 2001; repayable in November 2006; interest at 3.0763% p.a., compounded semiannually and payable annually	1,500,000	1,500,000
June 2001; repayable in June 2006; interest at 4.27% p.a., payable annually	5,000,000	5,000,000
November 2000; repayable in December 2005; interest at 5.18% p.a., payable annually	5,000,000	5,000,000
July 1999; repayable in July 2004; interest at 5.99% p.a., compounded semiannually and payable annually	2,250,000	2,250,000
May 1999; repaid in June 2004, 5.69% interest	-	7,750,000
November 1998; repaid in December 2003, 6.785% interest	-	2,500,000
	17,250,000	27,500,000
Current portion	(2,250,000)	(10,250,000)
	$ 15,000,000	$ 17,250,000

12. LONG-TERM BANK LOANS

	June 30	
	2004	2003
Repayable in July 2010 (¥4,400,000 thousand); floating rate—0.2085% p.a. as of June 30, 2004	$ 1,367,520	$ -
Repayable in December 2006 (¥2,600,000 thousand); floating rates—0.2212% and 1.0466% p.a. as of June 30, 2004 and 2003, respectively (Note 20)	808,080	751,660
Repayable in June 2004; floating rates at 3.125% repaid in June 2004 (Note 20)	-	50,000
	2,175,600	801,660
Current portion	-	801,660
	$ 2,175,600	$ -

13. PENSION PLAN

The Corporation has a defined benefit pension plan for all regular employees, which provides pension benefits based on length of service and average salary of the six months before retirement.

The Corporation makes contributions, equal to a certain percentage of salaries, to a pension fund, which is deposited in the Central Trust of China in the name of, and administered by the employees' pension fund administration committee. The changes in the fund are summarized as follows:

	Six Months Ended June 30	
	2004	2003
Balance, beginning of period	$ 9,270,619	$ 8,043,510
Contributions	610,019	543,595
Interest income	123,434	171,581
Payment of benefits	(62,487)	(53,119)
Balance, end of period	$ 9,941,585	$ 8,705,567

Pension costs recognized for the six months ended June 30, 2004 and 2003 were $578,569 and $609,109, respectively.

Since August 1999, the Corporation has also made contributions, equal to a certain percentage of salaries of management personnel (vice president and above), to another pension fund, which is deposited in the International Commercial Bank of China in the name of, and administered by an officers' pension fund management committee. The changes in the fund are summarized as follows:

	Six Months Ended June 30	
	2004	2003
Balance, beginning of period	$ 7,250	$ 16,317
Contributions	6,165	5,062
Interest income	50	67
Payment of benefits	(4,632)	(15,788)
Balance, end of period	$ 8,833	$ 5,658

14. DEFERRED CREDITS—GAIN ON INTERCOMPANY TRANSACTIONS

A deferred income of $1,405,040 was the unrealized gain from the sale of land to a subsidiary, China Prosperity Development Corporation, in February 1999. This deferred credit will be recognized as income when the subsidiary resells the land to third party.

The Corporation contracted projects with KRTC, resulting in a deferred income of $3,926 as of June 30, 2004. The accumulated credits will be recognized as income over service lives after completion of the construction, expected to be in 2007.

15. STOCKHOLDERS' EQUITY

a. Treasury stock

	Thousand Shares		June 30	
Purpose	Beginning of Period	Decrease	Thousand Shares	Amount
2004				
1) Shares acquired for transfer to employees	36	-	36	$ 516
2) Shares acquired and held by subsidiaries	86,237	-	86,237	1,176,187
	86,273	-	86,273	$ 1,176,703
2003				
1) Shares acquired for transfer to employees	150,000	149,964	36	$ 516
2) Shares acquired and held by subsidiaries	96,810	546	96,264	1,332,462
	246,810	150,510	96,300	$ 1,332,978

1) Shares acquired for transfer to employees

In 2001, the Corporation reacquired 149,964 thousand of its issued common shares, and transferred these shares to its employees in January 2003, resulting in decreases in capital surplus of $82,614 and retained earnings of $14,863.

Under the Securities Transaction Law, the Corporation's share repurchase is restricted to up to 10% of total issued shares, and the total purchase amount should not exceed retained earnings plus paid-in capital in excess of par value and realized capital surplus. In addition, the Corporation should transfer those shares to employees within three years. These shares are deemed unissued if they are not transferred in time and the Corporation should then register with the government a capital decrease. Further, the Corporation should not pledge these stocks as collateral and should not collect dividends or exercise voting rights on these stocks.

2) Shares acquired and held by subsidiaries

The Corporation's 96,026 thousand shares acquired and held by subsidiaries were accounted for as treasury stock (recorded as long-term or short-term investment by investees), which had a carrying value of $1,356,485 as of January 1, 2002. In 2003, treasury stock decreased by 546 thousand shares because of subsidiaries' disposal of their holdings of the Corporation's shares. The difference between disposal proceeds of $12,256 and carrying value of $7,603 was recorded as capital surplus. The market values of these shares were $2,610,403 and $2,310,331 as of June 30, 2004 and 2003, respectively.

Although these shares are treated as treasury stock in the financial statements, the stockholders are entitled to exercise their rights on these stocks, except participation in the corporation's capital increase by cash.

b. Overseas depositary receipts

In May 1992 and February 1997, the ROC's Ministry of Economic Affairs (MOEA) sold to international investors a total of 20,537,550 units of Global Depositary Receipts (GDR) and 7,631,800 units of Rule 144A American Depositary Receipts (ADR). The depositary shares increased by 3,627,480 units when retained earnings were capitalized. In October 2003, the MOEA sold 60,159,800 units of Global Depositary Receipts in Europe and Asia. Each unit represented 20 shares of the Corporation's common stock. Total units of GDRs and ADRs issued represented 1,839,132,721 shares of the Corporation's common stock. Under relevant regulations, the GDR or ADR holders may request the domestic sale of the shares represented by the GDR or ADR. As of June 30, 2004, the outstanding depositary shares were 25,167,930 units, equivalent to 503,358,721 common shares and 5.3% of the issued common shares.

c. Preferred stock

Preferred stockholders have the following entitlements or rights:

1) 14% annual dividends, with dividend payments ahead of those to common stockholders;

2) Preference over common stock in future payment of dividends in arrears;

3) Redemption of stock, at the Corporation's option, out of its retained earnings or the proceeds from issuance of new shares;

4) The same rights as common stockholders, except the right to vote for directors and supervisors; and

5) Conversion of shares into common stock.

d. Capital surplus

Following are the capital surplus sources:

	June 30	
	2004	2003
Revaluation increment on assets (Note 7)	$339,174	$339,174
Treasury stock transaction	268,909	4,653
Long-term investments under the equity method	91,813	62,013
Others	8,099	8,099
	$707,995	$413,939

Under relevant regulations, the capital surplus from revaluation increment on assets may only be used to offset a deficit after 2002. Capital surplus from treasury stock transactions may be used to offset a deficit or transferred to capital. Capital surplus from long-term investment accounted for under the equity method is prohibited from any use.

e. Appropriation of retained earnings

The Corporation's Articles of Incorporation provides that the annual net income, less any deficit, should be appropriated in the following order of presentation:

1) 10% as legal reserve, until its balance equals the issued capital stock;

2) Preferred stock dividends at 14% of paid-in capital;

3) Of the remainder, 0.3% as compensation to directors and supervisors and 3% as bonus to employees;

4) Common-stock dividends at 14% of paid-in capital; and

5) The remainder, if any, as additional dividends divided equally between the holders of preferred and common stocks.

In their meeting in June 2004, the stockholders resolved to change the appropriation rate for employee bonus from 3% to between 3% and 5%, which will apply to the 2004 earnings appropriated in 2005.

The Board of Directors should propose the appropriation of annual income. If necessary, it may, after appropriating preferred stock dividends at 14% of paid-in capital, propose to retain certain earnings as a special reserve. These proposals should be submitted to the stockholders' meeting for approval.

The Corporation is required to appropriate a special reserve from annual earnings for any net debit balance resulting from adjustments to the stockholders equity, excluding treasury stock. Effective 2002, if the market price is lower than the carrying value of the Corporation's shares held by subsidiaries, the Corporation should appropriate a special reserve equal to the difference between market price and carrying value. The Corporation may release a portion of this special reserve when debit balances are partially or fully reversed.

The Corporation's steel industry is in a phase of stable growth, and the appropriation of dividends and bonus should be at more than 75% in cash and less than 25% in stock.

Under the Company Law, legal reserve may be used to offset a deficit. When the reserve has reached 50% of paid-in capital, up to 50% thereof may be transferred to capital.

In the June 2004 and 2003 meetings, the Corporation's stockholders approved the following 2003 and 2002 earnings appropriation, which was proposed by the Board of Directors in March 2004 and 2003.

	Amount		Dividends Per Share	
	2003	2002	2003	2002
Legal reserve	$ 3,685,308	$ 1,683,908		
Preferred special reserve	28,651	-		
Preferred Stocks				
Cash dividends	143,286	66,867	$ 3.00	$ 1.40
Stock dividends	16,717	7,164	0.35	0.15
Common stocks				
Cash dividends	28,356,863	12,975,148	3.00	1.40
Stock dividends	3,308,301	1,390,194	0.35	0.15
Compensation to directors and supervisors	98,526	44,589		
Bonus to employees	985,263	445,890		
	$36,622,915	$16,613,760		

Information on the Board of Directors' proposed appropriation of the 2003 earnings and related stockholders' meeting may be accessed through the Web site of the Taiwan Stock Exchange Corporation (newmops.tse.com.tw).

As of June 30, 2004, cash dividends of $28,500,149 from the 2003 earnings appropriation had not been distributed to stockholders and were thus recorded as dividend payable. Capitalization of retained earnings (included in bonus to employees), which amounted to $4,310,281, was approved by the Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, ROC, and will be executed on July 31, 2004.

f. Imputation tax system

Under the Imputation Tax System, domestic stockholders are allowed a tax credit for the income tax paid by the Corporation on earnings generated since 1998. Non-resident stockholders, including holders of overseas depository receipts, are allowed only a tax credit from the 10% income tax on undistributed earnings, which can be used to deduct the withholding income tax on dividends paid.

As of June 30, 2004, the balance of the imputation credit account (ICA) was $8,607,452. Estimated ratio for the 2004 earnings was 23.86%, and the actual ratio for the 2003 earnings was 24.16%.

As of June 30, 2004, undistributed earnings generated up to December 31, 1997 amounted to $35,440, which is not subject to the Imputation Tax System.

16. INCOME TAX

	Six Months Ended June 30	
	2004	2003
Tax on pretax income at statutory rate (25%)	$ 7,073,813	$ 5,568,181
Add (deduct) tax effects of differences:		
Depreciation	106,683	181,228
Investment income	(967,162)	(825,660)
Investment loss resulting from investees' capital decrease	-	(537,975)
Foreign exchange loss	(19,799)	(10,075)
Impairment loss on rental assts	148,500	-
Others	(4,577)	3,620
Income tax payable	6,337,458	4,379,319
Tax benefit	(359,719)	(284,351)
Deferred tax adjustments	(238,868)	(86,919)
Tax on undistributed earnings	-	128,797
Separate income tax on interest income	6,458	437
Prior periods' adjustments	(48,912)	(75,412)
Income tax	$ 5,696,417	$ 4,061,871

Deferred income tax assets and liabilities were as follows:

	June 30	
	2004	2003
Current		
Deferred income tax assets		
Severance pay	$ 33,529	$ -
Provision of allowance for inventory loss	41,172	42,422
Provision for lawsuit loss	-	36,500
Others	33,559	18,226
	108,260	97,148
Deferred income tax liabilities		
Temporary difference from inventory between tax reporting and financial reporting	(21,085)	(60,078)
	87,175	37,070
Noncurrent		
Deferred income tax assets		
Unrealized foreign exchange loss	2,214	-
Impairment loss on rental assets	146,742	-
Others	2,081	2,217
	151,037	2,217
Deferred income tax liabilities		
Temporary difference from depreciation methods between tax reporting and financial reporting	(3,193,768)	(3,464,785)
Others	-	(2,005)
	(3,193,768)	(3,466,790)
	(3,042,731)	(3,464,573)
Total deferred income tax liabilities-net	($2,955,556)	($3,427,503)

Under related regulations, the above tax benefits were investment tax credits for expenditures for certain purchases of machinery and equipment, research and development, employees' training costs, and investment in newly emerging, important and strategic industries.

Income tax payable shown in the balance sheets is net of prepaid taxes.

The Corporation's income tax returns through 2001 had been examined and cleared by the tax authorities.

17. PERSONNEL EXPENDITURE, DEPRECIATION AND AMORTIZATION

	Six Months Ended June 30					
	2004			2003		
	Cost of Revenues	Operating Expense	Total	Cost of Revenues	Operating Expense	Total
Personnel Expenditure						
Salary	$ 6,465,027	$ 1,175,999	$ 7,641,026	$ 5,954,982	$ 1,079,233	$ 7,034,215
Labor and health insurance	245,996	42,860	288,856	243,381	42,130	285,511
Pension cost	497,914	117,233	615,147	523,092	92,591	615,683
Others	110,947	19,904	130,851	91,817	16,580	108,397
	$ 7,319,884	$ 1,355,996	$ 8,675,880	$ 6,813,272	$ 1,230,534	$ 8,043,806
Depreciation	$ 4,862,215	$ 157,690	$ 5,019,905	$ 5,435,357	$ 190,922	$ 5,626,279
Amortization	159,424	934	160,358	159,424	2,064	161,488

The difference in depreciation and amortization as shown above and that shown in the statements of cash flows represents the depreciation of rental assets and amortization of issuance costs of bond, which are included in nonoperating expenses.

18. EARNINGS PER SHARE

Earnings per share (EPS) were calculated using the following numerators and denominators:

Numerator—Net income

	Period Ended June 30			
	2004		2003	
	Before Tax	After Tax	Before Tax	After Tax
Net income	$28,295,252	$22,598,835	$22,272,723	$18,210,852
Less: Preferred dividends	41,861	33,433	40,890	33,433
Basic EPS				
Net income of common stockholders	28,253,391	22,565,402	22,231,833	18,177,419
Effect of potentially dilutive shares:				
14% cumulative and convertible preferred stocks	41,861	33,433	40,890	33,433
Diluted EPS				
Net income of common stockholders and effect of potentially dilutive shares	$28,295,252	$22,598,835	$22,272,723	$18,210,852

Denominator—Thousand shares

	Six Months Ended June 30	
	2004	2003
Weighted average of issued common shares	9,452,324	9,267,999
Add: Retroactive adjustments for capitalization of retained earnings	-	184,325
Less: Weighted average of treasury stocks		
—Purchased by the Corporation	36	6,285
—Held by subsidiaries	86,237	97,708
	9,366,051	9,348,331
Potentially dilutive preferred stocks	47,762	47,762
	9,413,813	9,396,093

In EPS calculation, the number of outstanding shares is retroactively adjusted for the effect of capitalization of retained earnings. Thus EPS before tax and after tax decreased from $2.43 to $2.38 and from $1.98 to $1.94, respectively, for the six months ended June 30, 2003.

Capitalization of retained earnings of $4,310,281 (431,028 thousand shares) will be executed on July 31, 2004. The EPS will then be retroactively adjusted for the effect of capitalization of retained earnings, summarized as follow：

	Six Months Ended June 30			
	2004		2003	
	Before Tax	After Tax	Before Tax	After Tax
Basic EPS	$ 2.88	$ 2.30	$ 2.27	$ 1.86
Diluted EPS	2.88	2.30	2.27	1.85
If the Corporation's shares held by subsidiaries had been accounted for as investments rather than treasury stock				
Basic EPS	2.86	2.28	2.25	1.84
Diluted EPS	2.85	2.28	2.24	1.84

19. RELATED-PARTY TRANSACTIONS

a. Related parties

Related Party	Relationship with the Corporation
C. S. Aluminum Corporation (CAC)	Investee
China Steel Express Corporation (CSE)	Investee
China Steel Chemical Corporation (CSCC)	Investee
China Steel Global Trading Corporation (CSGT)	Investee
China Hi-ment Corporation (CHC)	Investee
China Ecotek Corporation (CEC)	Investee
China Steel Structure Corporation (CSSC)	Investee
Chung Hung Steel Corporation (CHSC)	Investee
China Steel Machinery Corporation (CSMC)	Investee
Gains Investment Corporation (GIC)	Investee
China Steel Security Corporation (CSS)	Investee
China Prosperity Development Corporation (CPDC)	Investee
Info-Champ Systems Corporation (ICSC)	Investee

(Continued)

Related Party	Relationship with the Corporation
China Steel Management Consulting Corporation (CSMCC)	Investee
Hi-mag Magnetic Corporation (HMC)	Investee
Goang-Yaw Investment Corporation	Investee
Horng-Yih Investment Corporation	Investee
Long-Yuan-Fa Investment Corporation	Investee
Dragon Steel Corporation (DSC)	Investee
Kaohsiung Rapid Transit Corporation (KRTC)	Investee
Taiwan Rolling Stock Co., Ltd. (TRSC)	Investee
TaiAn Technologies Corporation (TTC)	Investee
China Steel Asia Pacific Holdings Pte Ltd (CSAPH)	Investee
CSE Transport (International) Corporation	Indirect investee
CSE Transport Corporation	Indirect investee
Chung Mao Trading (BVI) Corp. (CSGT-BVI)	Indirect investee
CSGT (Singapore) Pte. Ltd.	Indirect investee
Jyh Yang management Corporation (JYCC)	Indirect investee
Steel Castle Technology Corp.	Indirect investee
CSEI Transport Corporation (Panama)	Indirect investee
CSGT Hong Kong Limited	Indirect investee
Ornasteel Enterprise Corp. (M) Sdn. Bhd. (OEC)	Indirect investee
Group Steel Enterprise Corp. (M) Sdn. Bhd. (GSEC)	Indirect investee
WABO Global Trading Corporation (WGTC)	Related Party in substance
Universal Exchange Inc. (UEI)	Related Party in substance
United Steel Engineering and Construction Corporation (USECC)	Related Party in substance
Tang Eng Iron Works Corporation (TEIWC)	CSC is a director of TEIWC

b. Significant related-party transactions:

	Six Months Ended June 30			
	2004		2003	
	Amount	%	Amount	%
Sales				
CSSC	$ 1,691,176	2	$ 1,213,197	2
OEC	1,653,490	2	1,252,618	2
CHSC	944,493	2	912,684	2
Others	1,621,135	2	1,394,070	2
	$ 5,910,294	8	$ 4,772,569	8
Purchases				
CSE	$ 7,957,069	27	$ 3,759,240	18
CAC	935,315	3	811,076	4
CHSC	672,153	2	1,020,450	5
Others	183,319	1	96,600	1
	$ 9,747,856	33	$ 5,687,366	28

Sales to and purchases from related parties are made under normal arms-length terms, except those with OEC, CSCC, CAC and CSE, for which there are no comparison data.

Asset lease

The Corporation leases its land and office to CAC, CSSC, CHC, CSCC and CSMC, etc. Rentals are calculated at 4% to 10% p.a. of land value as published by the government or under normal arms-length terms. Rentals are collected semiannually, except for rentals from CAC and that from CSCC on the storage tank and pipelines, which are collected monthly. Lease information is as follows:

		Rental Income Six Months Ended June 30	
	Expiry	**2004**	**2003**
CAC	February 2016	$ 25,917	$ 23,507
CSMC	November 2011	11,515	11,473
CSSC	May 2018	8,279	7,867
CSCC	December 2010	6,305	6,306
CHC	April 2012	2,483	2,522
Others	April 2009	1,315	2,502
		$ 55,814	$ 54,177

Factoring of notes receivable

The Corporation sold some of its notes receivable to JYCC without recourse for $442,559 and $1,579,745 as of June 30, 2004 and 2003, respectively. The related interest expenses were $2,639 and $16,103 for the six months ended June 30, 2004 and 2003, respectively.

Other expenditures

Other expenditures paid to related parties pertained to furnace slag and clearance services, property maintenance or construction, export shipping charges, commissions for export and import services, etc.

	Six Months Ended June 30	
	2004	**2003**
CEC	$ 390,529	$ 295,637
CSSC	345,158	264,217
CSMC	244,860	133,572
USECC	225,294	106,642
CHC	222,725	132,274
CSE	130,493	123,800
Others	405,662	415,251
	$1,964,721	$1,471,393

Other revenues

Other revenues pertained to labor services, processing of products, liquid waste processing and recycling, and other services to related parties.

	Six Months Ended June 30	
	2004	2003
TEIWC	$ 459,586	$ 373,578
CHSC	70,715	3,268
CAC	63,671	75,560
DSC	35,894	12,339
CSCC	31,643	24,429
CSMCC	29,812	50
KRTC	23,573	241,603
Others	46,650	52,825
	$ 761,544	$ 783,652

b. Balances at period-end

	June 30			
	2004		2003	
	Amount	%	Amount	%
Receivables				
OEC	$ 154,580	6	$ 55,963	3
CSCC	108,599	4	79,422	4
CSSC	85,248	3	40,636	2
TEIWC	73,332	3	78,624	4
GSEC	50,520	2	17,908	1
Others	53,822	2	58,077	2
	$ 526,101	20	$ 330,630	16
Payables				
CSE	$ 579,488	26	$ 217,376	7
CAC	68,557	3	67,740	2
CSGT	25,674	1	8,434	1
CHSC	-	-	92,312	3
Others	14,089	-	7,324	-
	$ 687,808	30	$ 393,186	13

20. PLEDGED ASSETS

a. Time deposits of $4,131,694 and $6,931,694 (included in pledged time deposits and restricted assets) as of June 30, 2004 and 2003, respectively, had been pledged mainly as collateral for bank overdraft, etc.

b. As of June 30, 2004 and 2003, the Corporation had provided 20,000,000 shares of CAC's stock as collateral for a credit line obtained from China Development Industrial Bank.

c. The Corporation provided machinery and equipment with carrying values of $5,131,767 and $5,742,953 as of June 30, 2004 and 2003, respectively, as collaterals for long-term credit lines from banks.

21. COMMITMENTS AS OF JUNE 30, 2004

a. The Corporation had several construction contracts, under guarantees of $1,363,659 granted by the International Commercial Bank of China and Taipei Bank.

b. Unused letters of credit amounted to $9.8 billion.

c. The Corporation sold its notes receivable of $949,853 to Chung Hsing Bills Finance Corporation (CHBFC) and also fully guaranteed these receivables. To reduce its risk on this guarantee, the Corporation obtained credit risk insurance from an insurance company and entered into an agreement with CHBFC for CHBFC to share any loss on this credit risk.

d. The Corporation has raw materials purchase contracts with suppliers from Australia, India, Brazil, Canada, Indonesia, Mainland China, Japan, Philippines, Russia, Vietnam and domestic companies with contract terms of 1 to 10 years. Contracted annual purchases of 8,500,000 metric tons of coal, 16,000,000 metric tons of iron ore, and 2,840,000 metric tons of stones are at prices negotiable every year. Unpaid purchase amounts as of June 30, 2004 were $65 billion (13,100,000 metric tons of coal; 45,000,000 metric tons of iron ore; and 1,710,000 metric tons of stones).

e. In September 2003, CHSC entered into a Syndicated Credit Facility Agreement with Chiao Tung Bank and 23 other Banks. Under this agreement, the Corporation and its related parties should collectively hold at least 30% of CHSC's issued shares and have over half of the seats in the Board of Directors and influence on its operations. As of June 30, 2004, the Corporation had total direct and indirect shareholdings in CHSC of 39.3% and two-thirds of the seats in the Board of Directors and influence on its operations.

f. KRTC entered into a Syndicated Credit Facility Agreement with the Taiwan Bank and 23 other Banks. Under this agreement, the Corporation and its subsidiaries should collectively hold at least 30% of KRTC's capital stock during the construction period. As of June 30, 2004, the Corporation's total equity in KRTC was 31%.

22. FINANCIAL INSTRUMENTS

For the six months ended June 30, 2004 and 2003, the Corporation had no derivate transactions.

As of June 30, 2004 and 2003, the estimated fair values of financial instruments were as follows:

	June 30			
	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Nonderivative financial instruments				
Assets				
Cash and cash equivalents	$ 6,924,331	$ 6,924,331	$ 1,207,467	$ 1,207,467
Short-term investments	42,960,200	45,758,428	30,585,976	32,900,751
Notes receivable	1,327,276	1,327,276	504,189	504,189
Accounts receivable	2,696,939	2,696,939	2,079,795	2,079,795
Other receivable	3,041,916	3,041,916	383,437	383,437
Pledged time deposits	4,131,694	4,131,694	6,931,694	6,931,694
Long-term investments	43,580,622	47,624,202	38,822,764	43,713,840
Refundable deposits	70,620	70,620	68,832	68,832
Liabilities				
Short-term bank loans and overdraft	2,662,696	2,662,696	213,181	213,181
Commercial paper payable	1,899,318	1,899,318	999,813	999,813
Notes and accounts payable	2,276,540	2,276,540	1,430,016	1,430,016
Accrued expenses	5,604,012	5,604,012	4,932,795	4,932,795
Dividends payable	28,656,319	28,656,319	13,198,458	13,198,458
Long-term bonds	17,250,000	18,536,358	27,500,000	29,916,726
Long-term debts	2,175,600	2,175,600	801,660	801,660

The assumptions and methods used to estimate the fair values of financial instruments are as follows:

1) The carrying values of cash and cash equivalents, notes receivable, accounts receivable, other receivable, pledged time deposits, short-term bank loans and overdraft, commercial paper payable, notes and accounts payable, accrued expense and dividend payable approximate fair value because of the short maturities of these instruments.

2) The fair values of short-term investments and long-term investments are determined at market values or net asset values.

3) The fair values of long-term liabilities are determined on using the present values of future cash flows, with the values discounted at the interest rates of similar long-term debts available for the Corporation.

4) The fair values of refundable cash deposits are determined at their carrying values.